Loral Space & Communications Inc.
888 Seventh Avenue
New York, NY 10106

June 1, 2015
VIA EDGAR AND FEDEX

Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Loral Space & Communications Inc.
Form 10-K for Fiscal Year Ended Dec. 31, 2014
Filed March 2, 2015
File No. 001-14180

Dear Mr. Spirgel:
On behalf of Loral Space & Communications Inc. (the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission received by letter dated May 22, 2015 (the “Comment Letter”) relating to the above-referenced filing.  We are working expeditiously to respond to the Comment Letter.  We respectfully request an extension of time to respond to the inquiries contained in the Comment Letter.  We currently anticipate submitting a response to the Comment Letter on or before June 22, 2015.  Please do not hesitate to contact me at 212-338-5340 with any concerns you may have regarding the timetable described above.  Thank you for your consideration.
Very truly yours,

_/s/ John Capogrossi______________
John Capogrossi
Vice President, Chief Financial Officer,
 Treasurer and Controller
Loral Space & Communications Inc.